The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 17, 2024

Pricing supplement
To prospectus dated April 13, 2023,
prospectus supplement dated April 13, 2023,
product supplement no. 4-I dated April 13, 2023,

underlying supplement no. 1-I dated April 13, 2023 and
prospectus addendum dated June 3, 2024

Registration Statement Nos. 333-270004 and 333-270004-01 Dated July , 2024 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF due January 25, 2027 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.
General
•	The notes are designed for investors who seek a Contingent Coupon Payment (as defined below) with respect to each quarterly Coupon Payment Date based on the number of business days during the relevant Coupon Observation Period on which the closing price of one share of the Fund is greater than or equal to the Lower Barrier Price and less than or equal to the Upper Barrier Price, which we refer to as the accrual conditions. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Coupon Payments.
•	At maturity, if the Final Share Price is greater than the Upper Barrier Price, you will receive an unleveraged return of 1% of the principal amount of your notes for every 1% that the Fund Return is greater than the Upper Barrier, subject to a Maximum Return of 31.00%. If the Final Share Price is less than the Lower Barrier Price, you will lose 1% of the principal amount of your notes for every 1% that the Fund Return is less than the Lower Barrier. In such circumstances, you will lose some or a substantial portion of your principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Fund:	The VanEck® Junior Gold Miners ETF (Bloomberg Ticker: GDXJ UP)
Contingent Coupon Payments:

On each Coupon Payment Date, for each $1,000 principal amount note, investors will receive an amount in cash equal to:

the product of (i) the quotient of: (a) the number of business days during the Coupon Observation Period immediately preceding such Coupon Payment Date when the closing price of one share of the Fund was (1) greater than or equal to the Lower Barrier Price and (2) less than or equal to the Upper Barrier Price divided by (b) the number of business days in such Coupon Observation Period times (ii) $20.00.

The coupon paid on any Coupon Payment Date will be paid to the holders of record as of the close of business on the Regular Record Date for such Coupon Payment Date.

Coupon Observation Period:	The period from, but excluding, the Coupon Observation Date immediately preceding the relevant Coupon Observation Date (or the Strike Date, in the case of the initial Coupon Observation Date ) to and including the relevant Coupon Observation Date
Lower Barrier Price:	$36.3266, which represents 74.00% (the “Lower Barrier”) of the Share Strike Price
Upper Barrier Price:	$53.999, which represents 110.00% (the “Upper Barrier”) of the Share Strike Price
Payment at Maturity:

In addition to the Contingent Coupon Payment applicable to the final Coupon Observation Period, you will be entitled to a cash payment at maturity as follows:

If the Final Share Price is greater than the Upper Barrier Price, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount note of 1% of the principal amount of your notes for every 1% that the Fund Return is greater than the Upper Barrier, subject to the Maximum Return, calculated as follows:

$1,000 + [$1,000 × (Fund Return – 10.00%)], subject to the Maximum Return

Due to the formula used to determine the payment at maturity, excluding any applicable Contingent Coupon Payment for the final Coupon Observation Date, you will not receive a payment that exceeds the principal amount of your notes unless the Fund Return is greater than 10%, and even if the Fund Return is greater than 10%, the return on your notes will be less than the Fund Return.

If the Final Share Price is greater than or equal to the Lower Barrier Price and less than or equal to the Upper Barrier Price, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Lower Barrier Price, you will lose 1% of the principal amount of your notes for every 1% that the Fund Return is less than the Lower Barrier.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Fund Return + 26.00%)] Accordingly, you will lose some or a substantial portion of your principal amount at maturity.

Maximum Return:

At least 31.00%*. For example, if the Fund Return is equal to or greater than 41.00%, you will receive the Maximum Return of 31.00%, which entitles you to a maximum payment at maturity, excluding any applicable Contingent Coupon Payment, of $1,310.00 per $1,000 principal amount note that you hold.

*The actual Maximum Return will be provided in the pricing supplement and will not be less than 31.00%.

Strike Date:	July 16, 2024
Pricing Date:	On or about July 17, 2024
Original Issue Date:	On or about July 22, 2024
Valuation Date*:	January 19, 2027
Maturity Date*:	January 25, 2027
CUSIP:	48135PXP1
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
*	Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Fund)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $982.20 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, the accompanying prospectus addendum, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Underlying supplement no. 1-I dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
•	Prospectus addendum dated June 3, 2024: http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Share Adjustment Factor:	Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Strike Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings —Funds— Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Fund Return:	(Final Share Price – Share Strike Price) Share Strike Price
Share Strike Price:	$49.09, which was the closing price of one share of the Fund on the Strike Date. The Share Strike Price is not determined by reference to the closing price of one share of the Fund on the Pricing Date.
Final Share Price:	The closing price of one share of the Fund on the Valuation Date
Coupon Observation Dates*:	October 16, 2024, January 16, 2025, April 16, 2025, July 16, 2025, October 16, 2025, January 16, 2026, April 16, 2026, July 16, 2026, October 16, 2026 and January 19, 2027 (final Coupon Observation Date)
Coupon Payment Dates*:	October 23, 2024, January 24, 2025, April 24, 2025, July 23, 2025, October 23, 2025, January 26, 2026, April 23, 2026, July 23, 2026, October 23, 2026 and the Maturity Date
Regular Record Dates*:	If payable, a Contingent Coupon Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date.

JPMorgan Structured Investments —	PS-1
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?

The following table illustrates the method we will use to calculate the Contingent Coupon Amount with respect to a Coupon Payment Date.

The numbers in the first column in the table below represent the number of reference dates (“N”) during any given Coupon Observation Period for which the closing price of one share of the Fund is (i) greater than or equal to its Lower Barrier Price and (ii) less than or equal to its Upper Barrier Price. The second column assumes the number of business days in each period is 60 days. 60 days has been selected for illustrative purposes. The actual number of days in a Coupon Observation Period will likely be more or less than 60. The amounts in the third column represent the hypothetical Contingent Coupon Payment that would be payable with respect to a given Coupon Observation Period for a given number of reference dates during which the accrual conditions are satisfied (as specified in the first column). The maximum coupon amount payable in respect of any quarterly Coupon Observation Period is $20.00. The numbers appearing in the following table are hypothetical for illustrative purposes only, and have been rounded for ease of analysis.

Hypothetical number of days accrual conditions are satisfied (A)	Assumed number of business days in a Coupon Observation Period (B)	Coupon to be paid on the related coupon payment date (Fraction (A/B) × $20.00)
0	60	$0.00
12	60	$4.00
24	60	$8.00
36	60	$12.00
48	60	$16.00
60	60	$20.00

JPMorgan Structured Investments —	PS-2
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity, excluding any applicable Contingent Coupon Payment, on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity, excluding any applicable Contingent Coupon Payment, per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a hypothetical Share Strike Price of 100.00 and a Maximum Return of 31.00% and reflects an Upper Barrier Price of $110.00 and a Lower Barrier Price of $74.00. The hypothetical Share Strike Price of $100.00 has been chosen for illustrative purposes only and does not represent the actual Share Strike Price. The actual Maximum Return will be provided in the pricing supplement and will not be less than 31.00%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Final Share Price (1)	Fund Return	Total Return
$180.00	80.00%	31.00%
$170.00	70.00%	31.00%
$160.00	60.00%	31.00%
$150.00	50.00%	31.00%
$141.00	41.00%	31.00%
$140.00	40.00%	30.00%
$130.00	30.00%	20.00%
$120.00	20.00%	10.00%
$115.00	15.00%	5.00%
$110.01	10.01%	0.01%
$110.00	10.00%	0.00%
$105.00	5.00%	0.00%
$102.50	2.50%	0.00%
$100.00	0.00%	0.00%
$97.50	-2.50%	0.00%
$95.00	-5.00%	0.00%
$90.00	-10.00%	0.00%
$80.00	-20.00%	0.00%
$74.00	-26.00%	0.00%
$73.99	-26.01%	-0.01%
$70.00	-30.00%	-4.00%
$60.00	-40.00%	-14.00%
$50.00	-50.00%	-24.00%
$40.00	-60.00%	-34.00%
$30.00	-70.00%	-44.00%
$20.00	-80.00%	-54.00%
$10.00	-90.00%	-64.00%
$0.00	-100.00%	-74.00%

(1) The Final Share Price is the closing price of one share of the Fund on the Valuation Date.

Hypothetical Examples of Amounts Payable on the Notes at Maturity

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: The price of one share of the Fund increases from the Share Strike Price of $100.00 to a Final Share Price of $115.00.

Because the Final Share Price of $115.00 is greater than the Upper Barrier Price of $110.00, and the Fund Return minus 10.00% does not exceed the Maximum Return of 31.00%, the investor receives payment at maturity of $1,050.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (15.00% - 10.00%)] = $1,050.00

Example 2: The price of one share of the Fund decreases from the Share Strike Price of $100.00 to a Final Share Price of $74.00.

Because the Final Share Price of $74.00 is less than the Share Strike Price of $100.00 and is greater than or equal to the Lower Barrier Price of $74.00, the investor receives a full repayment of the principal equal to $1,000.00 per $1,000 principal amount note.

Example 3: The price of one share of the Fund increases from the Share Strike Price of $100.00 to a Final Share Price of $150.00.

Because the Final Share Price of $150.00 is greater than the Upper Barrier Price of $110.00 and the Fund Return minus 10.00% exceeds the Maximum Return of 31.00%, the investor receives payment at maturity of $1,310.00 per $1,000 principal amount note, the maximum payment at maturity, excluding any applicable Contingent Coupon Payment.

JPMorgan Structured Investments —	PS-3
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

Example 4: The price of one share of the Fund decreases from the Share Strike Price of $100.00 to a Final Share Price of $50.00.

Because the Final Share Price of $50.00 is less than the Lower Barrier Price of $74.00, the investor receives payment at maturity of $760.00 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-50.00% + 26.00%)] = $760.00

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•	CAPPED, UNLEVERAGED APPRECIATION POTENTIAL AT MATURITY IF THE FINAL SHARE PRICE IS GREATER THAN THE UPPER BARRIER PRICE — The notes provide the opportunity to earn a capped, unleveraged return if the Final Share Price is greater than the Upper Barrier Price, up to the Maximum Return of at least 31.00%. Accordingly, the maximum payment at maturity, excluding any applicable Contingent Coupon Payment for the final Coupon Observation Date, is $1,310.00 per $1,000 principal amount note. The actual Maximum Return will be provided in the pricing supplement and will not be less than 31.00%. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	CONTINGENT COUPON PAYMENTS — The notes offer the potential to accrue a coupon during each Coupon Observation Date if the share price of the Fund remains within the Barrier Prices set forth in this pricing supplement. A coupon will accrue for each business day that the closing price of one share of the Fund is (1) greater than or equal to the Lower Barrier Price and (2) less than or equal to the Upper Barrier Price. The maximum coupon that may be accrued during each Coupon Observation Period is equal to $20.00. Because of the formula used to calculate the Contingent Coupon Payments applicable to your notes, if, on any business day in any applicable Coupon Observation Period, the closing price of one share of the Fund is less than its Lower Barrier Price or greater than its Upper Barrier Price, the coupon amount payable for that Coupon Observation Period will be reduced. If, on each business day during any applicable Coupon Observation Period, the closing price of one share of the Fund is less than its Lower Barrier Price or greater than its Upper Barrier Price, no Contingent Coupon Payment will be made with respect to that Coupon Observation Period. If payable, a Contingent Coupon Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date.
•	LOSS OF PRINCIPAL BEYOND LOWER BARRIER PRICE — We will pay you your principal back at maturity if the Final Share Price is greater than or equal to the Lower Barrier Price. If the Final Share Price is less than the Lower Barrier Price, for every 1% that the Fund Return is less than the Lower Barrier, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you may lose some or a substantial amount of your principal amount at maturity.
•	RETURN LINKED TO THE VANECK® JUNIOR GOLD MINERS ETF — The Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Global Junior Gold Miners Index (the “Underlying Index”), which is intended to track the overall performance of small-capitalization companies that are involved primarily in the mining for gold and/or silver. For more information about the Fund, see “Fund Descriptions — The VanEck® ETFs” in the accompanying underlying supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Latham & Watkins LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. Assuming this treatment is respected, subject to the following sentence, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, subject to the possible application of the “constructive ownership” rules, whether or not you are an initial purchaser of notes at the issue price. However, if you sell your notes between Contingent Interest Payment Dates, it is likely that you will be treated as having ordinary income equal to the amount of the Contingent Interest Payment that has accrued as of the date of the sale. You should consult your tax adviser regarding this issue. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, you should consult your tax adviser regarding the potential application of the constructive ownership rules. In addition, you should review the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open

JPMorgan Structured Investments —	PS-4
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

Transactions That Are Not Debt Instruments — Potential Application of the Constructive Ownership Rules” in the accompanying product supplement. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), it is expected that withholding agents will (and we, if we are the withholding agent, intend to) withhold on these payments paid to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not be required to pay any additional amounts with respect to amounts withheld. In order to claim an exemption from, or a reduction in, the 30% withholding tax, a Non-U.S. Holder of the notes must comply with certification requirements to establish that it is not a U.S. person and is eligible for such an exemption or reduction under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the notes, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities included of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee a full return of principal. If the Final Share Price is less than the Lower Barrier Price, you will lose 1% of your principal amount at maturity for every 1% that the Fund Return is less than the Lower Barrier. Accordingly, under these circumstances, you will lose some or a substantial portion of your principal amount at maturity.
•	EVEN IF YOU RECEIVE A POSITIVE RETURN ON YOUR NOTES AT MATURITY, YOUR PERCENTAGE RETURN BASED ON THE PERFORMANCE OF THE FUND MAY BE LESS THAN THE FUND RETURN AND THE POTENTIAL FOR THE VALUE OF YOUR NOTES TO INCREASE WILL BE LIMITED — Due to the formula used to determine the payment at maturity, excluding any applicable Contingent Coupon Payment for the final Coupon Observation Date, you will not receive a payment that exceeds the principal amount of your notes unless the Fund Return is greater than 10%, and even if the Fund Return is greater than 10%, the return on your notes will be less than the Fund Return.

JPMorgan Structured Investments —	PS-5
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF A COUPON AND MAY NOT PAY ANY COUPONS AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay any coupon is linked to the performance of the Fund. Contingent Coupon Payments should not be viewed as periodic interest payments. A Contingent Coupon Payment will accrue with respect to a Coupon Observation Period only for each business day during such Coupon Observation Period that the closing price of one share of the Fund is greater than or equal to the Lower Barrier Price and less than or equal to the Upper Barrier Price. If, with respect to any business day during a Coupon Observation Period, the closing price of one share of the Fund is less than the Lower Barrier Price or greater than the Upper Barrier Price, no coupon will accrue on such day and the Contingent Coupon Payment with respect to the corresponding Coupon Payment Date will be reduced. Therefore, if the closing price of one share of the Fund is less than its Lower Barrier Price or greater than its Upper Barrier Price on each business day for an entire Coupon Observation Period, you will receive no Contingent Coupon Payment on the corresponding Coupon Payment Date.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.
•	PRIOR TO THE FINAL COUPON OBSERVATION DATE, THE RETURN ON THE NOTES IS LIMITED TO CONTINGENT COUPON PAYMENTS WHICH WILL ACCRUE ONLY IF THE PRICE OF THE FUND STAYS WITHIN A SPECIFIED RANGE, AND YOU MAY RECEIVE LESS THAN THE AMOUNT OF INTEREST YOU COULD RECEIVE ON A DIFFERENT METHOD OF ACCRUAL — The Contingent Coupon Payments for each Coupon Payment Date is different from, and may be less than, a coupon determined based on the percentage difference of the closing prices of one share of the Fund between the Pricing Date and any Coupon Observation Date or between two Coupon Observation Dates. Accordingly, the Contingent Coupon Payments, if any, on the notes may be less than the return you could earn on another instrument linked to the Fund that pays coupons based on the performance of the Fund from the Pricing Date to any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or included in the Underlying Index would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Contingent Coupon Payment will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Coupon Payment.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection

JPMorgan Structured Investments —	PS-6
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

JPMorgan Structured Investments —	PS-7
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND — The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	NON-U.S. SECURITIES RISK — Some of the equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.
•	RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the gold and/or silver mining industries. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, but may also be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold and silver may fluctuate substantially over short periods of time so the Fund's share price may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation, changes in currency exchange rates and changes in industrial and commercial demand for metals (including fabricator demand). Additionally, increased environmental or labor costs may depress the value of metal investments. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments —	PS-8
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of the Fund from January 4, 2019 through July 12, 2024. The closing price of one share of the Fund on July 16, 2024 was $49.09.

We obtained the various closing prices of the Fund above and below from Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or any Coupon Observation Date, including the Valuation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount or the payment of any interest.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and

JPMorgan Structured Investments —	PS-9
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF

our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the VanEck® Junior Gold Miners ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Terms of the Notes

Any values of the Fund, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes. Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

JPMorgan Structured Investments —	PS-10
Range Accrual Notes Linked to the VanEck® Junior Gold Miners ETF